NIOGOLD MINING CORP.
INTERIM FINANCIAL STATEMENTS
FEBRUARY 29, 2008
(Unaudited)
Notice Pursuant to National Instrument 51-102

These unaudited interim financial statements have been prepared by management and approved by the Audit Committee and Board of Directors of the Company. They have not been reviewed by an audit

NIOGOLD MINING CORP.

Balance Sheets

(Unaudited -- Prepared by Management)

	February 29, 2008	August 31, 2007
ASSETS
CURRENT
Cash and cash equivalents	$ 6,496,811	$ 8,663,870
Investments	138,025	123,500
Accounts receivable (Note 3)	270,754	190,370
Prepaid expenses and deposits (Note 10)	11,588	17,898
	6,917,178	8,995,638
EQUIPMENT (Note 4)	109,247	92,462
MINERAL PROPERTIES (Notes 5, 6 and 11)	8,063,221	6,379,369
	$ 15,089,646	$ 15,467,469
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$ 52,128	$ 281,066
	52,128	281,066
COMMITMENTS (Note 5)
SHAREHOLDERS' EQUITY
SHARE CAPITAL (Notes 6 and 12)	23,960,983	23,822,483
SHARE PURCHASE WARRANTS (Note 8)	787,394	836,608
CONTRIBUTED SURPLUS (Note 9)	1,351,461	1,278,683
DEFICIT	(11,062,321)	(10,751,371)
	15, 037, 517	15,186, 403
	$ 15,089,645	$ 15,467,469

APPROVED BY THE BOARD:

"Michael Iverson"

"Rock Lefrangois"

Michael Iverson, Director

Rock Lefrançois, Director

NIOGOLD MINING CORP.

Statements of Operations and Deficit

(Unaudited -- Prepared by Management)

	Three Months Ended		Six Months Ended
	February 29, 2008	February 28, 2007	February 29, 2008	February 28, 2007

EXPENSES

Amortization	$ 7,893	$ 762	$ 15,111	$ 17,474
Consulting (Note 10)	-	15,000	-	33,000
Investor relations	23,500	24,012	54,000	24,012
Legal and audit	39,498	34,005	68,700	61,301
Management fees (Note 10)	36,000	25,500	72,000	51,000
Share-based compensation (Note 7)	23,564	223,448	23,564	223,448
Office and administrative	19,778	8,852	32,811	15,991
Rent (Note 10)	24,397	5,840	40,250	11,540
Shareholder information	60,850	43,957	146,827	57,596
Telephone	6,345	2,957	12,597	6,405
Transfer agent and filing fees	17,529	16,773	20,022	19,039
Travel and automotive	9,879	(202)	33,090	11,631
Interest income	(97,377)	(9,187)	(200,960)	(22,148)
Unrealized loss (gain) on investments	20,937	-	(7,063)	-
LOSS	$ 192,793	$ 391,717	$ 310,949	$ 510,289
DEFICIT, OPENING	10,869,528	9,643,112	10,751,372	9,524,540
DEFICIT, CLOSING	$ 11,062,321	$ 10,034,829	$ 11,062,321	$ 10,034,829
LOSS PER SHARE - basic and diluted	$ 0.00	$ 0.01	$ 0.01	$ 0.02
Weighted average number of common shares	61,154,000	33,755,000	61,123,000	33,320,000

NIOGOLD MINING CORP.

Statements of Cash Flows

(Unaudited -- Prepared by Management)

	Three Months Ended		Six Months Ended
	February 29, 2008	February 28, 2007	February 29, 2008	February 28, 2007
CASH PROVIDED BY (USED FOR)
OPERATIONS
Loss	$ (192,793)	$ (391,717)	$ (310,949)	$ (510,289)
Items not involving cash:
Amortization	7,893	762	15,111	17,474
Share-based compensation	23,564	223,448	23,564	223,448
Unrealized loss (gain) on investments	20,937	-	(7,063)	-
Changes in non-cash working capital:
Accounts receivable	(93,230)	107,515	(80,384)	24,662
Prepaid expenses and deposits	3,655	4,711	6,310	8,204
Accounts payable and accrued liabilities	(169,530)	(76,290)	(228,938)	(107,198)
Cash provided by (used for) operations	(406,966)	(131,571)	(589,811)	(343,699)
FINANCING
Common shares subscribed for cash	-	548,655	-	548,655
	-	548,655	-	548,655
INVESTING
Mineral property expenditures	(745,597)	(439,250)	(1,545,352)	(1,032,244)
Equipment acquired	(6,078)	(7,625)	(31,897)	(12,502)
	(751,675)	(446,875)	(1,577,249)	(1,044,746)
CHANGE IN CASH AND CASH EQUIVALENTS	(1,158,641)	(29,791)	(2,167,060)	(839,790)
CASH AND CASH EQUIVALENTS, OPENING	7,655,452	1,322,190	8,663,870	2,132,189
CASH AND CASH EQUIVALENTS, CLOSING	$ 6,496,810	$ 1,292,399	$ 6,496,810	$ 1,292,399
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for Interest	$ 166	$ 182	$ 166	$ 198
Cash paid for Income taxes	-	-	-	-

NIOGOLD MINING CORP.

Notes to the Financial Statements

(Unaudited -- Prepared by Management)

February 29, 2008

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in the Province of British Columbia on March 30, 1988, as Penn-Gold Resources Inc. The Company’s name was changed to Moreno Ventures Inc. on April 7, 1998, and to Niogold Mining Corp. on September 25, 2003. The Company is engaged in the exploration and development of resource properties in Quebec, Canada.

During the years ended August 31, 2007 and 2006, the Company incurred significant losses. The Company receives no revenue from its mineral properties and is dependent primarily upon share offerings to support it as a going concern.

These financial statements have been prepared on a going concern basis and do not include any adjustments that might be necessary should the Company be unable to continue to realize its assets and discharge its liabilities in the normal course of business.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars.

(b)

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated at the rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historic rates. Revenues and expenses are translated at the average exchange rate for the period.

(c)

Risk Management

The Company generates nominal revenues and is not exposed to significant credit concentration risk. The Company is not exposed to significant interest rate risk. Because the Company's functional currency is the Canadian dollar and all current operations occur within Canada, the Company is not exposed to significant foreign exchange risk.

(d)

Financial Instruments

Effective September 1, 2006, the Company adopted, on a prospective basis, the recommendations of CICA Handbook Section 3855 “Financial Instruments” and Section 3861 “Financial Instruments -- Disclosure and Presentation”. Section 3855 recommends that financial assets and liabilities classified as held for trading be measured at fair value with gains and losses recognized in net income in the periods in which they arise. The Company classifies its investments in marketable securities as held for trading.

The Company's financial instruments consist of cash and cash equivalents, investments, accounts receivable, prepaid expenses and deposits, and accounts payable and accrued liabilities. Unless otherwise noted, the fair values of these financial instruments approximate their carrying values. The Company does not have any hedging instruments.

NIOGOLD MINING CORP.

Notes to the Financial Statements

(Unaudited -- Prepared by Management)

February 29, 2008

2.

SIGNIFICANT ACCOUNTING POLICIES, continued

(e)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the amounts of assets and liabilities reported in the financial statements. Those estimates also affect the disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the year. Significant estimates include the carrying value of mineral properties, the value of incentive share purchase options, and certain accrued liabilities. Actual results could differ from those estimates.

(f)

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments with a maturity date of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist primarily of cash, term deposits and money market funds held at banks and other financial institutions.

(g)

Investments

Investments, consisting of shares in public companies, are carried at fair market value (Note 3).

(h)

Equipment and Amortization

Equipment is carried at cost less accumulated amortization. Amortization is calculated using the declining balance method at the annual rates set out below. In the year of acquisition, amortization is provided at one-half the annual rate.

Computer equipment	30 to 50%	Mining equipment	20%
Office furniture and equipment	20%	Vehicles	30%

 (i) Mineral Properties

The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. In accordance with industry practice, the recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development of the resource, favourable future ore prices and interest rates, and upon future profitable production.

All costs directly relating to the acquisition, exploration and development of mineral properties are deferred until such time as the properties are brought into commercial production, sold or abandoned, at which time they will be amortized on a unit of production basis over the estimated useful life of the property or written off. Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of related properties. Properties that include abandoned claims are carried at the total cost of all related claims. Inactive properties are carried at cost unless there is an abandonment of the Company's interest, at which time the cost is written off.

NIOGOLD MINING CORP.

Notes to the Financial Statements

(Unaudited -- Prepared by Management)

February 29, 2008

2. SIGNIFICANT ACCOUNTING POLICIES, continued

(i)

Mineral Properties, continued

Where the Company enters into an option agreement for the acquisition of an interest in mineral properties that provides for periodic payments, such amounts unpaid are not recorded as a liability since they are payable at the Company's discretion.

(j)

Government Grants

The Company is entitled to apply for government grants in the form of refundable tax credits and mining duties in respect of qualifying mining exploration expenses incurred in the Province of Quebec. These recoveries are accounted for using the cost reduction approach whereby amounts received or receivable are applied against the cost of related assets or expenditures.

(k)

Asset Retirement Obligations

The Company follows the recommendations of CICA Handbook Section 3110 "Asset Retirement Obligations" which requires entities to record a liability at fair value in the period in which it incurs a legal obligation associated with the retirement of an asset, including environmental and site reclamation costs. As at the date of these financial statements, the Company does not have any asset retirement obligations.

(l)

Share-Based Compensation

Effective September 1, 2004, the Company adopted, on a prospective basis, the recommendations of CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. Section 3870 recommends fair value-based methodology for measuring all compensation costs. Under this method the fair value of share options awarded is recognized as an expense with a corresponding charge to contributed surplus.

The Company uses the Black-Scholes option pricing model to determine share-based compensation costs. This model was developed for use in estimating the value of traded options that have no vesting restrictions and are fully transferable. Because the Company's share-based compensation options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect value estimates, amounts estimated using the Black-Scholes option pricing model may differ materially from the actual fair value of the Company's share-based compensation options.

(m)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and tax basis of assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any potential future income tax asset if it is more likely than not that the asset will not be realized. As at the date of these financial statements, the Company does not meet the criteria for recognition of future income tax assets and, consequently, a full valuation allowance has been recorded.

NIOGOLD MINING CORP.

Notes to the Financial Statements

(Unaudited -- Prepared by Management)

February 29, 2008

2. SIGNIFICANT ACCOUNTING POLICIES, continued

(n)

Flow-Through Shares

The Company finances a portion of its exploration activities through the issuance of flow-through shares, which transfer the tax deductibility of qualifying exploration expenditures to the investor in accordance with income tax legislation.

Effective September 1, 2004, the Company adopted the recommendations of CICA EIC-146 "Flow-through Shares". Under EIC-146 future income tax liabilities resulting from the renunciation of exploration expenditures are recorded as a reduction in share capital in the period of renunciation, and any corresponding realization of future income tax assets resulting from the utilization of prior year losses is reflected in income as a recovery of future income taxes.

The renunciation of exploration expenditures represents a reduction in deductible temporary differences between the financial reporting and tax basis of the Company's mineral properties. The Company's deductible temporary differences are not expected to reverse in the foreseeable future and, therefore, the renunciation of exploration expenditures is not expected to result in a future income tax liability. Accordingly, the Company has not recorded a reduction in share capital nor the realization of a future tax asset as contemplated by EIC-146.

(o)

Income (Loss) Per Share

Basic income (loss) per share is calculated using the weighted average number of common shares outstanding during the period. The calculation of diluted income (loss) per share uses a weighted average number of shares that includes additional shares from the assumed exercise of warrants and options, if dilutive.

(p)

Comparative Figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

3.

ACCOUNTS RECEIVABLE

	February 29, 2008	August 31, 2007
Goods and services taxes	$ 223,029	$ 171,941
Accrued interest	47,725	18,429
	$ 270,754	$ 190,370

NIOGOLD MINING CORP.

Notes to the Financial Statements

(Unaudited -- Prepared by Management)

February 29, 2008

4.

EQUIPMENT

	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 78,000	$ 47,906	$ 30,102
Mining equipment	22,585	6,716	15,869
Office furniture and equipment	64,115	27,973	36,142
Vehicles	59,575	32,441	27,134
February 29, 2008	$ 224,283	$ 115,036	$ 109,247

	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 71,931	$ 41,900	$ 30,031
Mining equipment	22,585	4,958	17,627
Office furniture and equipment	38,297	25,399	12,898
Vehicles	59,297	27,669	31,906
August 31, 2007	$ 192,388	$ 99,926	$ 92,462

5.

MINERAL PROPERTIES

(a)

Malartic, Fournière and Cadillac Townships, Quebec

Marban Block

On February 3, 2006, the Company entered into an option agreement to acquire a 100% interest in three contiguous mineral properties known as the Marban, First Canadian, and Norlartic properties, located near Val-d'Or, Quebec. The Company paid $200,000 and issued 500,000 common shares upon signing of the agreement. Under the terms of the option agreement, the Company can earn a 100% interest in the properties by paying an additional $200,000, issuing a further 500,000 common shares and incurring at least $2,500,000 of exploration and development expenses within three years. The Marban claims are subject to net smelter royalties totaling 2 to 2.5 percent depending on the price of gold. The First Canadian claims are subject to a 10% net profits interest. The vendor retains a 0.5% net smelter royalty on the Marban claims, a 1% net smelter royalty on the First Canadian claims, and a 2% net smelter royalty on the Norlartic claims.

Gold Hawk Claims

On February 16, 2006, the Company entered into an option agreement to acquire a 100% interest in certain mineral properties, located near Malartic, Quebec, known as the Gold Hawk claims. The Company paid $20,000 cash and issued 200,000 common shares upon signing of the agreement and can earn a 100% interest in the claims by paying an additional $30,000 (paid) and issuing a further 200,000 shares (issued) within two years, and incurring at least $250,000 of exploration and development expenses within three years. The vendor retains a 2% net smelter

NIOGOLD MINING CORP.

Notes to the Financial Statements

(Unaudited -- Prepared by Management)

February 29, 2008

5.

 MINERAL PROPERTIES, continued

(a)

Malartic, Fournière and Cadillac Townships, Quebec, continued

Camflo West Block

On October 27, 2004, the Company acquired a 100% interest in the 2M/5M property in the Malartic Gold Camp, consisting of 57 mineral claims covering 2,137 hectares in Malartic Township, Quebec for $7,000 cash. The claims are subject to net smelter return royalties in favour of various third parties, ranging from 2% to 3% on 49 of the 57 claims.

On March 24, 2005, the Company entered into an agreement to acquire a further six mining claims covering 160 hectares in Malartic Township, Quebec, for 400,000 common shares (issued). The claims are subject to a 1.5% net smelter return royalty.

On June 20, 2005, the Company entered into an agreement to acquire a 100% interest in nine mining claims located in Malartic Township, Quebec, for consideration of 200,000 common shares (issued), subject to a 1.5% net smelter return royalty.

On July 15, 2005, the Company entered into an agreement to acquire a 100% interest in a further 13 mining claims covering 230.2 hectares in Malartic and Fournière Townships, Quebec, for consideration of $15,000 cash (paid), subject to a 3% net smelter return royalty.

On October 25, 2005, the Company entered into an agreement to acquire a 100% interest in 16 contiguous mining claims covering 682.37 hectares in Malartic Township, Quebec, for 150,000 common shares (issued). The claims are subject to a 1 % net smelter return royalty.

Malartic Hygrade

On January 26, 2007, the Company entered into an option agreement to acquire a 50% interest in three claims covering 106 hectares in Malartic Township. The claims are contiguous with the Camflo West and Marban claim blocks. Under the terms of the option agreement, the Company can earn a 50% interest in the claims by paying $10,000 (paid) and issuing 200,000 common shares to the vendor (issued) and incurring $100,000 of exploration and development expenses on the claims within two years. The claims are subject to a 2% net smelter royalty.

Heva Property

The Heva Property consists of two separate claim blocks located in Malartic and Cadillac Townships, Abitibi County, Quebec, for a total 32 mining claims covering 1,300 hectares. The property was initially put together by the map designation of 22 mining claims covering 961 hectares.

On January 31, 2008, the Company entered into an agreement to acquire ten additional mineral properties covering 339 hectares located in Malartic Township, Quebec. The Company paid $10,000 and issuing 100,000 common shares upon signing of the agreement and can acquire a 100% interest in the claims by paying a further $10,000 and issuing a further 100,000 common shares on or before the first anniversary of the agreement. The vendor retains a 1.5% net smelter royalty.

NIOGOLD MINING CORP.

Notes to the Financial Statements

(Unaudited -- Prepared by Management)

February 29, 2008

5.

MINERAL PROPERTIES, continued

(b)

Pump Lake Project, Le Sueur Controlled Zone, Quebec

On February 16, 2007, the Company announced that it had entered into an option agreement to acquire a 100% interest in 146 mining claims covering 8,500 hectares located 200 kilometres southeast of Val-d'Or, Quebec. The project has been named Pump Lake. On March 2, 2007, the Company paid registration fees to designate an additional 38 claims under the vendor's ownership thus increasing the size of property to 184 claims covering 10,700 hectares. Under the terms of the option agreement, the Company can earn a 100% interest in the claims over a three-year period by paying a total of $100,000 ($25,000 paid to February 29, 2008) and issuing a total of 500,000 common shares to the vendor (250,000 issued to February 29, 2008), and incurring $500,000 of exploration expenses. The vendor retains a 2% net smelter royalty.

The Company map designated an additional 125 mining claims during the months of November and December, 2008. The Pump Lake property presently consists of 309 claims covering 17,046 hectares.

(c)

Blondeau and Guillet Townships, Quebec

The Company owns a 100% interest in 155 mineral claims located in Blondeau Township, Quebec. Thirty-eight of these claims are subject to a 2% net smelter return royalty, while the other 117 claims are subject to a 1% net smelter return royalty.

On June 20, 2006, the Company entered into an option agreement with SearchGold Resources Inc. Under the terms of the agreement, SearchGold may acquire a 70% interest in the Blondeau Property by paying $50,000 (received) and issuing 750,000 shares to the Company (received), and by incurring $620,000 of exploration expenditures on the property over three years.

(d)

Le Tac Township, Quebec

On January 27, 2003, the Company announced that it had staked and received confirmation for a single block of 9 contiguous mineral claims referred to as the Lichen-Le Tac Property, located in the Le Tac Township of Quebec. During the year ended August 31, 2004, the Company staked an additional 7 claims adjacent to the original block. The claims are 100% owned by the Company.

(e)

Montviel Township and Goeland-Waswanipi Region, Quebec

On December 13, 2002, the Company entered into an option agreement to acquire a 100% undivided interest in certain mineral claims located in Quebec and known as the Montviel Carbonatite and the Goeland-Waswanipi Project and on July 9, 2003, the Company issued 700,000 common shares to acquire a 40% interest in the properties. Under the terms of the option agreement, the Company conducted a total of $250,000 in exploration and maintenance on the properties and issued an aggregate of 900,000 common shares to the vendor over a two- year period thereby increasing its interest in the properties to 100%. During the year ended August 31, 2006, the Company decided not to renew the cells making up the Goeland-Waswanipi claim blocks and the cost of these properties was written off.

NIOGOLD MINING CORP.

Notes to the Financial Statements

(Unaudited -- Prepared by Management)

February 29, 2008

5.

MINERAL PROPERTIES, continued

(f)

Vassan Township, Quebec

During the year ended August 31, 2005, the Company purchased a block of 19 contiguous mineral claims covering 301 hectares in Vassan Township, Quebec for $1,000 cash and acquired 6 additional claims by designation. During the year ended August 31, 2006, the Company acquired a further 5 claims by designation.

On September 29, 2006, the Company entered into an option agreement with Alexandria Minerals Corporation. Under the terms of the agreement, Alexandria may acquire a 70% interest in the Vassan Property by issuing 100,000 shares to the Company (received) and incurring $65,000 of exploration expenditures on the property over one year.

(g)

Mineral Property Acquisition and Deferred Exploration Costs

	Period Ended February 29, 2008	Year Ended August 31, 2007

Marban, First Canadian, Norlartic and Gold Hawk Properties, Malartic Township, Quebec
Acquisition costs, opening	$ 477,193	$ 463,370
Option payments – cash	30,000	-
Option payments – 200,000 shares at $0.28	56,000	-
Filing fees and staking	2,911	13,823
Acquisition costs, closing	566,104	477,193
Exploration costs, opening	2,719,100	616,028
Trenching, sampling and linecutting	2,355	37,377
Engineering and geological reports	12,580	24,695
Geological	390,803	938,673
Drilling	767,539	1,079,877
Geophysical	-	22,450
Exploration costs, closing	3,892,377	2,719,100
	4,458,481	3,196,293
Camflo West and Malartic Hygrade Properties, Malartic and Fournière Townships, Quebec
Acquisition costs, opening	293,331	203,139
Option payments – cash	-	10,000
Option payments – 200,000 shares at $0.37	-	74,000
Filing fees and staking	3,301	6,192
Acquisition costs, closing	296,632	293,331

NIOGOLD MINING CORP.

Notes to the Financial Statements

(Unaudited -- Prepared by Management)

February 29, 2008

5.

MINERAL PROPERTIES, continued

(g)

Mineral Property Acquisition and Deferred Exploration Costs, continued

	Period Ended February 29, 2008	Year Ended August 31, 2007
Camflo West and Malartic Hygrade Properties, continued
Exploration costs, opening	$ 853,417	$ 818,018
Engineering and geological reports	590	12,000
Geological	59,387	16,649
Drilling	44,257	-
Geophysical	-	6,750
Exploration costs, closing	957,651	853,417
	1,254,283	1,146,748
Heva Property, Malartic and Cadillac Townships, Quebec
Acquisition costs, opening	-	-
Option payments – cash	10,000	-
Option payments – 100,000 shares at $0.225	22,500	-
Acquisition costs, closing	32,500	-
	32,500	-
Pump Lake Project, Quebec
Acquisition costs, opening	76,802	-
Option payments – cash	25,000	-
Option payments – 150,000 shares at $0.40	60,000	-
Option payments – 100,000 shares at $0.40	-	40,000
Cash payment	-	25,000
Filing fees and staking	4,018	11,802
Acquisition costs, closing	165,820	76,802
Exploration costs, opening	358,487	-
Trenching, sampling and linecutting	69,993	30,894
Engineering and geological reports	4,319	24,125
Geological	53,504	144,600
Drilling	58,119	-
Geophysical	4,895	158,868
Exploration costs, closing	549,317	358,487
	715,137	435,289

NIOGOLD MINING CORP.

Notes to the Financial Statements

(Unaudited -- Prepared by Management)

February 29, 2008

5.

MINERAL PROPERTIES, continued

(g)

Mineral Property Acquisition and Deferred Exploration Costs, continued

	Period Ended February 29, 2008	Year Ended August 31, 2007
Blondeau and Guillet Townships, Quebec
Acquisition costs, opening	$ 168,448	$ 226,156
Option payments received	-	(62,500)
Filing fees and staking	225	4,792
Acquisition costs, closing	168,673	168,448
Exploration costs, opening	252,078	252,055
Geological	-	23
Exploration costs, closing	252,078	252,078
	420,751	420,526
Boyvinet Township, Quebec
Acquisition costs, opening	13,090	12,670
Filing fees and staking	67	420
Acquisition costs, closing	13,157	13,090
Exploration costs, opening	96,396	95,821
Trenching, sampling and linecutting	-	-
Geological	-	575
Drilling	-
Exploration costs, closing	96,396	96,396
	109,553	109,486
Le Tac Township, Quebec
Acquisition costs, opening	10,157	9,481
Filing fees and staking	821	676
Acquisition costs, closing	10,978	10,157
Exploration costs, opening	511,249	510,476
Geological	-	773
Exploration costs, closing	511,249	511,249
	522,226	521,406

NIOGOLD MINING CORP.

Notes to the Financial Statements

(Unaudited -- Prepared by Management)

February 29, 2008

5.

MINERAL PROPERTIES, continued

(g)

Mineral Property Acquisition and Deferred Exploration Costs, continued

	Period Ended February 29, 2008	Year Ended August 31, 2007
Montviel Township, Quebec
Acquisition costs, opening	$ 464,017	$ 459,681
Filing fees and staking	490	4,336
Acquisition costs, closing	464,507	464,017
Exploration costs, opening	329,098	329,098
Exploration costs	-	-
Exploration costs, closing	329,098	329,098
	793,605	793,115
Vassan Township, Quebec
Acquisition costs, opening	(13,321)	7,750
Option payments received	-	(23,000)
Filing fees and staking	178	1,929
Acquisition costs, closing	(13,143)	(13,321)
Exploration costs, opening	9,950	7,559
Geological	-	2,391
Exploration costs, closing	9,950	9,950
	(3,193)	(3,371)
Government grants	(240,121)	(240,121)
	$ 8,063,221	$ 6,379,369

(g)

Government Grants

The Company applies for refundable tax credits and mining duties in respect of qualifying mining exploration expenses incurred. No amount has been accrued for the year ended August 31, 2007, because the Company renounced all of its qualifying expenditures in favour of flow-through share subscribers.

(i)

Flow-Through Share Obligations

As at February 29, 2008, the Company had fulfilled its obligations to incur eligible Canadian Exploration Expenses prior to December 31, 2008, in order to satisfy the terms of flow-through share purchase agreements.

NIOGOLD MINING CORP.

Notes to the Financial Statements

(Unaudited -- Prepared by Management) February 29, 2008

6.

SHARE CAPITAL

(a)

Authorized Share Capital

Unlimited number of common shares, without par value

Unlimited number of preferred shares

(b)

Common Shares Issued and Fully Paid

	Six Months Ended February 29, 2008		Year Ended August 31, 2007
	Shares	Dollars	Shares	Dollar
Balance, Opening	61,092,089	$ 23,822,483	32,885,123	$ 13,922,778
For cash at $0.25, net of finders fees	-	-	1,000,000	229,900
Warrants valuation	-	-	-	(43,554)
For cash at $0.35	-	-	2,285,714	800,000
For cash at $0.45 and $0.35	-	-	17,523,000	6,799,750
Warrants valuation	-	-	-	(775,736)
Commissions	-	-	1,004,030	(124,572)
Offering costs	-	-	-	(130,489)
For cash at $0.45	-	-	237,222	106,750
Warrants valuation	-	-	-	(11,659)
For mineral properties at $0.37	-	-	200,000	74,000
For mineral properties at $0.40	-	-	100,000	40,000
For mineral properties at $0.225	100,000	22,500	-	-
For mineral properties at $0.40	150,000	60,000	-	-
For mineral properties at $0.28	200,000	56,000	-	-
Options exercised @ $0.30	-	-	200,000	60,000
Options exercised @ $0.31	-	-	20,000	6,200
Options exercised @ $0.41	-	-	10,000	4,100
Options valuation - exercised	-	-	-	41,438
Warrants exercised @ $0.30	-	-	840,000	252,000
Warrants exercised @ $0.35	-	-	4,787,000	1,675,450
Warrants valuation - exercised	-	-	-	896,128
Balance, Closing	61,542,089	$ 23,960,983	61,092,089	$ 23,822,483

NIOGOLD MINING CORP.

Notes to the Financial Statements

(Unaudited -- Prepared by Management)

February 29, 2008

6.

SHARE CAPITAL, continued

(c)

Changes in Issued Common Shares

Flow-Through Private Placement at $0.25

On December 31, 2006, the Company closed a non-brokered private placement of 1,000,000 flow-through units at a price of $0.25 per unit for gross proceeds of $250,000. Each unit consisted of one flow-through common share and one-half of one non-transferable common share purchase warrant. Each whole warrant entitles the holder to acquire one ordinary common share at a price of $0.35 for a period of twelve months after closing.

Non-Brokered Private Placement at $0.35

On April 17, 2007, the Company closed a non-brokered private placement consisting of 2,285,714 units at a price of $0.35 for gross proceeds on $800,000. Each unit was priced at $0.35 and consisted of one common share and one- half of one transferable common share purchase warrant. Each full warrant entitles the holder to purchase one additional common share of the Company at a price of $0.70 for a period of eighteen months from closing.

Brokered Private Placement at $0.45 and $0.35

On April 25, 2007, the Company closed a brokered private placement of 6,667,000 flow-through units and 10,856,000 ordinary units. Each flow-through unit was priced at $0.45 and consisted of one flow-through common share and one-half of one transferable common share purchase warrant. Each ordinary unit was priced at $0.35 and consisted of one ordinary common share and one-half of one transferable common share purchase warrant. Each full warrant attached to the flow-through and ordinary units entitles the holder to purchase one additional ordinary common share of the Company at a price of $0.70 for a period of eighteen months from closing.

The Agents received a commission equal to 7% of the gross proceeds of the brokered offering, paid in a combination of $124,572 cash and 1,004,030 ordinary units at a deemed price of $0.35 per unit. The agents were further granted 1,752,300 compensation options each entitling the holder to purchase a common share at $0.45 for a period of eighteen months from closing.

Non-Brokered Private Placement

On June 28, 2007, the Company closed a non-brokered private placement consisting of 237,222 flow-through units at a price of $0.45 for gross proceeds of $106,750. Each unit consisted of one flow-through common share and one-half of one ordinary common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.70 for a period of eighteen months from closing.

Shares Issued for Mineral Properties

On February 12, 2007, the Company issued 200,000 common shares in connection with the acquisition of claims located in Malartic Township, Quebec (Note 5(b)).

On March 22, 2007, the Company issued 100,000 common shares in connection with the acquisition of the Pump Lake claims, Quebec (Note 5(e)).

On February 13, 2008, the Company issued 100,000 common shares in connection with the acquisition of Heva Property claims, Quebec (Note 5(b)).

NIOGOLD MINING CORP.

Notes to the Financial Statements

(Unaudited -- Prepared by Management)

February 29, 2008

6.

SHARE CAPITAL, continued

(c)

Changes in Issued Common Shares, continued

Shares Issued for Mineral Properties, continued

On February 15, 2008, the Company issued 150,000 common shares in connection with the acquisition of the Pump Lake claims, Quebec (Note 5(e)).

On February 20, 2008, the Company issued 200,000 common shares in connection with the acquisition of the Gold Hawk claims, Quebec (Note 5(b)).

(d)

Escrow Shares

Included in issued share capital are 17,307 common shares held in escrow subject to the consent of regulatory authorities for transfers within escrow. The release of these shares from escrow is governed by a formula set by the TSX Venture Exchange.

(e)

 Preferred Shares

As at February 29, 2008, no preferred shares had been issued by the Company.

7.

SHARE PURCHASE OPTIONS

(a)

Incentive Share Option Plan

The Company has an incentive share option plan whereby it may grant common share purchase options to its directors, officers, employees and consultants. The exercise price of each option is equal to the market price on the date of the grant. The share purchase options are for a maximum term of five years and, unless otherwise noted, vest when granted.

(b)

Changes in Outstanding Options

The following table summarizes changes in outstanding director and employee options:

	Number of shares	Weighted average exercise price
Balance, August 31, 2006	1,830,000	$ 0.30
Granted	2,345,000	0.38
Exercised	(230,000)	0.31
Balance, August 31, 2007	3,945,000	0.35
Cancelled	(540,000)	0.41
Granted	150,000	0.24
Balance, February 29, 2008	3,555,000	$ 0.34

NIOGOLD MINING CORP.

Notes to the Financial Statements

(Unaudited -- Prepared by Management)

February 29, 2008

7.

 SHARE PURCHASE OPTIONS, continued

(c)

Options Outstanding at End of Period

The following director and employee options were outstanding at the end of the period:

	Number outstanding	Number exercisable	Estimated Value
Exercisable at $0.30 until October 31, 2008	300,000	300,000	$ -
Exercisable at $0.30 until February 21, 2010	400,000	400,000	64,024
Exercisable at $0.30 until April 25, 2010	125,000	125,000	19,894
Exercisable at $0.30 until February 16, 2011	300,000	300,000	49,545
Exercisable at $0.30 until March 14, 2011	225,000	225,000	44,812
Exercisable at $0.31 until May 19, 2011	160,000	160,000	34,929
Exercisable at $0.28 until December 12, 2011	430,000	430,000	74,840
Exercisable at $0.35 until January 17, 2012	175,000	175,000	45,717
Exercisable at $0.47 until February 6, 2012	100,000	100,000	31,003
Exercisable at $0.38 until February 19, 2012	250,000	250,000	71,888
Exercisable at $0.41 until May 3, 2012	20,000	20,000	5,509
Exercisable at $0.364 until May 18, 2012	200,000	200,000	55,020
Exercisable at $0.435 until August 8, 2012	720,000	720,000	205,644
Exercisable at $0.22 until January 23, 2013	50,000	50,000	7,215
Exercisable at $0.25 until February 20, 2013	100,000	100,000	16,349
Balance, February 29, 2008	3,555,000	3,555,000	$ 726,389

(d)

Share-Based Compensation

Share-based compensation charges associated with the granting of options to directors and employees have been determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2008	2007
Expected share price volatility	79.3%	86.1%
Expected risk-free interest rate	3.3%	4.4%
Expected dividend yield	0.0%	0.0%
Expected life of options, in years	5.0	5.0

(e)

Agent's Compensation Options

As at February 29, 2008, there were 1,752,300 agent's compensation options outstanding, exercisable at a price of $0.45 per share until October 24, 2008.

NIOGOLD MINING CORP.

Notes to the Financial Statements

(Unaudited -- Prepared by Management)

February 29, 2008

8.

SHARE PURCHASE WARRANTS

(a)

Changes in Outstanding Warrants

The following table summarizes changes in outstanding common share purchase warrants:

	Number of shares	Weighted average exercise price
Balance, August 31, 2006	7,480,850	$ 0.34
Exercised	(5,627,000)	0.35
Expired	(1,715,050)	0.40
Issued with private placement	500,000	0.35
Issued with private placements	11,027,017	0.70
Balance, August 31, 2007	11,665,817	0.67
Expired	(638,800)	0.31
Balance, February 29, 2008	11,027,017	$ 0.69

(b)

Common Share Purchase Warrants Outstanding

The following common share purchase warrants were outstanding at the end of the period:

	Number of shares	Estimated Value
Exercisable at $0.70 until October 17, 2008	1,644,871	$ 115,212
Exercisable at $0.70 until October 24, 2008	9,263,535	660,523
Exercisable at $0.70 until December 27, 2008	118,611	11,659
Balance, February 29, 2008	11,027,017	$ 787,394

(c)

Valuation of Common Share Purchase Warrants

The estimated value of common share purchase warrants has been determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2008	2007
Expected share price volatility -	-	81.6%
Expected risk-free interest rate -	-	4.3%
Expected dividend yield -	-	0.0%
Expected life of warrants, in years -	-	1.5

NIOGOLD MINING CORP.

Notes to the Financial Statements

(Unaudited -- Prepared by Management)

February 29, 2008

9.

CONTRIBUTED SURPLUS

	Period Ended February 29, 2008	Year Ended August 31, 2007
Balance, Opening	$ 1,278,683	$ 447,961
Share purchase options awarded	23,564	619,990
Share purchase options exercised	-	(41,438)
Expired share purchase warrants	49,214	252,170
Balance, Closing	$ 1,351,461	$ 1,278,683

10.

RELATED PARTY TRANSACTIONS

	2008	2007
(a) Transactions During the Period
Deferred exploration costs -- salary paid or payable to a director and officer of the Company	$ 72,000	$ 51,000
Management and consulting fees paid or payable to companies controlled by directors and officers of the Company	$ 72,000	$ 87,000
Office rent paid to a company controlled by a director of the Company (b) Balances at Period-End	$ 3,000	$ 3,000
Amount included in prepaid expenses and deposits owed to the Company by a director of the Company	$ -	$ 2,526

11.

INCOME TAXES

(a)

Income Tax Provision

The provision for income taxes differs from the amount imputed by applying combined federal and provincial corporate income tax rates to the Company's before-tax loss. The components of these differences are as follows:

	2008	2007
Income (loss) before income taxes Corporate income tax rate	$ (310,949) 32.02%	$ (510,289) 32.02%
Imputed income tax expense (recovery)	(99,566)	(163,395)
Increase (decrease) resulting from:
Non-deductible expenses	10,122	77,143
Amortization of share issuance costs	(27,162)	(18,352)
Valuation allowance	116,606	104,603
Provision for (recovery of) future income taxes	$ -	$ -

NIOGOLD MINING CORP.

Notes to the Financial Statements

(Unaudited -- Prepared by Management)

February 29, 2008

11.

INCOME TAXES, continued

(b)

Expiry of Non-Capital Losses

The Company has approximately $2,840,000 of non-capital losses which may be applied against taxable income of future years expiring as follows:

2008	$ 110,000
2009	180,000
2010	200,000
2014	360,000
2015	560,000
2026	600,000
2027	830,000

12.

SUPPLEMENTARY DISCLOSURE OF NON-CASH TRANSACTIONS

	2008	2007
During the period the following non-cash transactions took place:
Shares issued for the acquisition of mineral properties	$ 138,500	$ 74,000
Shares received pursuant to mineral property option agreements	$ -	$ 23,000

13.

SUBSEQUENT EVENT

On April 1, 2008, the Company granted 125,000 incentive stock options to a consultant, exercisable at a price of $0.20 per share for a period of five years.